AIkido Pharma Inc.

One Rockefeller Plaza, 11th Floor

New York, New York 10020

June 12, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento

Re:	AIKIDO PHARMA INC.

Amendment No. 1 to Registration Statement on Form S-3

Filed June 8, 2020

File No. 333-238172

Dear Ada:

AIkido Pharma Inc. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission, dated June 11, 2020, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-3 previously filed on June 8, 2020 (the “Registration Statement”) for the Staff’s review.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-3

Licenses, Page 5

1. We note your response to our prior comment 2. Please revise to disclose the aggregate future potential milestone payments, a range for the percentage of net sales royalty not to exceed ten percent and a range for the minimum annual royalty.

RESPONSE: In response to the Staff’s comment, we revised the disclosure on page 5 of Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Robert F. Charon, Esq. of Ellenoff Grossman & Schole LLP at rcharon@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Anthony Hayes
Anthony Hayes, Chief Executive Officer AIkido Pharma Inc.

cc:	Ellenoff Grossman & Schole LLP